[Advantest corporate logo]






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FOR IMMEDIATE RELEASE        |
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Torben Gronning
Advantest America, Inc.
408.844.7805
email: t.gronning@advantest.com

Dori Jones
MCA
650.968.8900
email: djones@mcapr.com


          ADVANTEST AMERICA NAMES R. KEITH LEE AS NEW PRESIDENT AND CEO

SANTA CLARA, Calif., January 15, 2004--Advantest America, Inc., a subsidiary of Advantest Corporation (NYSE: ATE, TSE: 6857), today announced that it has promoted general manager R. Keith Lee, 48, to the position of president and chief executive officer, who will report to the board of directors. The appointment follows the resignation of Nick Konidaris, who was recently appointed president and chief executive officer of Electro Scientific Industries, Inc. (Nasdaq: ESIO).

Lee is an industry veteran with more than 25 years of experience in technology companies, primarily at Advantest America, which he joined in 1984. At Advantest, he has held senior management positions in design and development, sales and marketing, and applications and systems engineering. Prior to Advantest, he worked for Megatest Corporation, Mitel Corporation, and AT&T in senior marketing management and engineering positions. He holds a bachelor's degree in electrical engineering from Auburn University.

"Lee has demonstrated strong leadership throughout his career at Advantest, and he is the ideal candidate to lead the company in providing our customers with high-performing test solutions and outstanding service," said Toshio Maruyama, President and COO of Advantest Corporation and chairman of the board of Advantest America Corporation. "I have known Keith for almost 20 years, and I am strongly confident that he will bring both operational and strategic leadership to our U.S. operations."

"I am pleased with this opportunity to serve Advantest in a new role," said Lee. "This past year brought great developments for Advantest, and 2004 looks even more promising. I look forward to working with Advantest's customers, the executive management team and our employees to ensure our continued and mutual success."




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About Advantest:
Advantest Corporation is one of the world's leading automatic test equipment suppliers to the semiconductor industry, and is also a producer of electronic and optoelectronic instruments and systems. A global company, Advantest has long offered total ATE solutions, and serves the industry in every component of semiconductor test: tester, handler, mechanical and electrical interfaces, and software. Its logic, memory, mixed-signal and RF testers, and device handlers, are integrated into the most advanced semiconductor fabrication lines in the world. Founded in Tokyo in 1954, Advantest established its North American subsidiary in 1982. Advantest America, Inc.; Advantest America R&D Center, Inc.; and Advantest Test Engineering Corporation are based in Santa Clara, Calif. Advantest America Measuring Solutions, Inc., based in Edison, N.J., distributes Advantest electronic measuring instrument products in North America. More information is available at www.advantest.com
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